Explanatory Note

The following is a presentation given by members of management of Energy Transfer Equity, L.P. (ETE) at a conference hosted by Credit Suisse in New York on June 23, 2015.

Forward Looking Statements

This presentation may contain forward©\looking statements, including but not limited to, statements regarding the offer by ETE to acquire The Williams Companies, Inc. (WMB), its expected future performance (including expected results of operations and financial guidance), and the combined company’¡¯s future financial condition, operating results, strategy and plans. Forward©\looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward©\looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10©\K and Quarterly Report on Form 10©\Q for each of ETE, Energy Transfer Partners, L.P. (ETP), Sunoco Logistics Partners L.P. (SXL) and Sunoco LP (SUN) filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s and SUN’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward©\looking statements we make in this presentation are set forth in other reports or documents that ETE, ETP, SXL and SUN file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any potential business combination transaction between ETE, ETE Corp. and WMB including the possibilities that ETE will not pursue a transaction with WMB and that WMB will continue to reject a transaction with ETE and fail to terminate its existing merger agreement with Williams Partners L.P. (WPZ); (2) if a transaction between ETE, ETE Corp. and WMB were to occur, the ultimate outcome and results of integrating the operations of ETE and WMB, the ultimate outcome of ETE’s operating strategy applied to WMB and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETE Corp. and WMB, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart©\Scott©\Rodino Antitrust Improvements Act of 1976, as amended, and WMB stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction©\related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETE Corp. common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETE common shares to WMB stockholders; (9) the ability to maintain WMB’s and WPZ’s current credit ratings and (10) the risks and uncertainties detailed by WMB and WPZ with respect to their respective businesses as described in their respective reports and documents filed with the SEC. All forward©\looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward©\looking statements. These forward©\looking statements speak only as of the date hereof. ETE undertakes no obligation to update any of these forward©\looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes.

Additional Information

This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This presentation relates to a proposal that ETE has made for a business combination transaction with WMB. In furtherance of this proposal and subject to future developments, ETE and ETE Corp. (and, if a negotiated transaction is agreed, WMB) may file one or more registration statements, proxy statements or other documents with the SEC. This presentation is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETE Corp. or WMB may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WMB ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION

STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WMB. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETE Corp. with the SEC will be available free of charge on ETE’¡¯s website at www.energytransfer.com or by contacting Investor Relations at 214©\981©\0700.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’¡¯s Annual Report on Form 10©\K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

ETE Exchange Offer

This presentation is not a substitute for any registration statement, prospectus or other document ETE and ETE Corp. may file with the SEC in connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp. In connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp., ETE and ETE Corp. may file a registration statement and other documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ETE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER TO EXCHANGE. Investors and security holders may obtain free copies of these documents if any when they become available from ETE using the sources indicated above.

###

ENERGY TRANSFER EQUITY, L.P.

Credit Suisse Conference

June 23, 2015

Jamie Welch

Group CFO

Filed by Energy Transfer Equity, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

DISCLAIMER

This presentation relates to a presentation the management of Energy Transfer Equity, L.P. (ETE) will give to investors on

June 23, 2015. At this meeting, members of the Partnerships’ management may make statements about future events, outlook and expectations related to Energy Transfer Partners, L.P. (ETP), Sunoco Logistics Partners L.P. (SXL), Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), and ETE (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at this meeting and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.

2

ENERGY TRANSFER GROUP



ENERGY TRANSFER EQUITY, L.P.
(NYSE: ETE)
Ba2 / BB / BB (Stable)
100%(1)
90% GP / IDRs
(Class H Units)
5% LP Interest,
~1% GP Interest, & IDRs
ENERGY TRANSFER LNG
40% Interest
ENERGY TRANSFER PARTNERS, L.P.
(NYSE: ETP)
Baa3 / BBB- / BBB- (Stable)
27% LP Interest,
10% GP / IDRs
SUNOCO LOGISTICS PARTNERS L.P.
(NYSE: SXL)
Baa3 / BBB / BBB (Stable)
60% Interest
44% LP Interest, 100% GP Interest, & IDRs
Lake Charles LNG (Regas)
Lake Charles LNG Export Co
SUNOCO LP
(NYSE: SUN)
Ba2 / BB / BB (Stable)
Intrastate Transportation & Storage
Interstate Transportation & Storage
Sunoco, Inc. Retail Marketing
Midstream
Liquids Transportation and Services
Retail Marketing
Product Pipelines
Crude Oil Acquisition & Marketing
Terminal Facilities
Crude Oil Pipelines
Legend:
Publicly Traded MLP
Pro Forma
Operating Business

3

(1) Owner and operator of LNG facility in Lake Charles, LA and expected nucleus of new stand-alone MLP

SIGNIFICANT FINANCIAL SCALE AND DIVERSIFICATION ACROSS THE GROUP

Enterprise value ~$100 billion

Indexed unit price performance since January 1, 2013

ETE: 206%

ETE ETP SXL SUN

SUN: 82% SXL: 55% ETP: 31%

Jan-13 May-13 Sep-13 Jan-14 May-14 Sep-14 Feb-15 Jun-15

ETE ETP SXL SUN

Market cap: $38 billion Market cap: $28 billion Market cap: $9.4 billion Market cap: $1.7 billion Unit price: $69.67 Unit price: $56.19 Unit price: $38.42 Unit price: $45.77 Dist/unit (LQA): $1.96 Dist/unit (LQA): $4.06 Dist/unit (LQA): $1.68 Dist/unit (LQA): $2.58 Yield: 2.81% Yield: 7.23% Yield: 4.37% Yield: 5.64%

Source: Bloomberg as of 06/18/15

4

ETE’S PERFORMANCE DRIVEN BY STRONG

FUNDAMENTALS OF ITS OPERATING SUBSIDIARIES

ETE unit price performance since January 1st, 2013

$70.00

$60.00 $69.67 / 206%

$50.00

$40.00

$30.00

$20.00

Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15

ETE has grown its distribution over 52% since January 1st, 2013

$2.00 ETE Annualized Quarterly Distribution ETE Distribution / Unit q-o-q Growth % $1.96 10.0%

Ten consecutive quarters

8.0%

$1.75 of distribution growth

6.0%

$1.50 $1.39 $1.44

$1.31 $1.35 4.0%

$1.29

$1.25 2.0%

$1.00 –

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

2013 2014 2015

Source: Bloomberg as of 6/18/15 and split adjusted

5

BUSINESS OVERVIEW

ETE, a pure-play GP that receives cash flow from LP interests, GP interests and IDRs in ETP, as well as ~90% of the economics from GP interests and IDRs in SXL, and its ownership of Lake Charles LNG.

ENERGY TRANSFER

ETP: a large-cap, investment grade MLP with intrastate transportation and storage, interstate transportation and storage, midstream; natural gas liquid ("NGL") transportation and services, and retail marketing operations

PF 1Q 2015 Adjusted EBITDA:
- $1,365 million[1]

KEY ASSETS
- **~62,300 miles** of natural gas and NGL pipelines
- **Owns subsidiaries** including Panhandle Eastern, engaged in natural gas transportation / storage; and Lone Star NGL, engaged in NGL transportation / storage
- **~6,700 combined retail locations** with one of the largest retail/wholesale footprints in the Southwest

SUNOCOLP

SUN: a growth-oriented, MLP engaged in the wholesale distribution of motor fuels and retail marketing operations. Current consolidation of ETP's retail marketing platform with recently acquired Susser Holdings

1Q 2015 Adjusted EBITDA:
- $44 million

KEY ASSETS
- **2,400 sites and 6 terminals** in attractive markets
- More than **4.9 billion gallons** of annual motor fuel sales

Sunoco Logistics

SXL: a large-cap, investment grade MLP focused on acquiring, owning and operating a diverse mix of crude oil & refined products & NGL pipelines, terminalling & storage facilities, as well as crude oil acquisition and marketing assets

1Q 2015 Adjusted EBITDA:
- $221 million

KEY ASSETS
- **~5,800 miles** of crude oil pipelines
- **~2,400 miles** of product pipelines
- **39 active** refined products marketing terminals
- Interests in 10 product and crude oil pipelines and terminal JV's

Lake Charles LNG

Lake Charles LNG: the owner / operator of a LNG facility in Lake Charles, LA

1Q 2015 Adjusted EBITDA:
- $49 million

KEY ASSETS
- **3 LNG** storage tanks
- Regasification & discharge peak capacity
  - Max rate: **2.1 Bcf/d**
  - Run rate: **1.8 Bcf/d**
- BG contracted through 2030

Lake Charles Export
- 3 trains: 15 MTPA
- FTA & non-FTA authorizations
- Expected to be online mid 2020 (train 1) through end 2021 (train 3)
- BG: construction manager, operator, and customer
- Minimum 25yr tolling contract on rate of return basis (implied tariff is highly competitive to LSAs for other US LNG projects)

Represents ~$6.0 billion of consolidated LTM EBITDA

(1) Pro forma ETP & Regency

6

A TRULY UNIQUE FRANCHISE

Natural NGLs Crude Gas Oil

3rd largest G&P nd rd

2 largest 3 largest MLP player and 4th largest NGL 2nd largest planned Leading non-refining transporter of transporter of business LNG Export gasoline distributor 3rd largest NGL natural gas in Mont Belvieu crude oil facility in the US in the US in the US in the US producer in the US

Transporting Fractionating 12% Over 4.25 Bcfd volumes equal to of NGL volumes in Transport ~15% Represents 15% of Supply ~5% of processed and 370 more than 20% of Mont Belvieu with of crude oil in current approved US retail gasoline Mbpd of NGL

US natural gas plans to more than the US US LNG exports sales produced production double capacity

7

SIGNIFICANT GEOGRAPHIC FOOTPRINT ACROSS THE GROUP

ETP Assets SXL Assets

Crude Production (Mbpd) Natural Gas Production (MMcf/d)

1,499 1,267

9 9

‘03 ‘15 ‘03 ‘15

Bakken

16,737 4,565 2,571

411 114

‘03 ‘15 ‘03 ‘15

Niobrara

6,436

5,279 0 57 1 2,056

7,034 ‘03 ‘15 ‘03 ‘15

897 Marcellus

‘03 ‘15 ‘03 ‘15

Permian 84 Development Projects

1	58

‘03 ‘15 ‘03 ‘15 Marcus Hook

Haynesville

Combined Sunoco Retail Platform Eagle Point

Company Operated Nederland

Dealer / Distributor Lake Charles LNG Operated

SUN Terminals 7,405 Rover Pipeline

1,643 Dakota Access Pipeline

0 0 Lone Star Express Pipeline ‘03 ‘15 ‘03 ‘15 Crude Conversion Pipeline Eagle Ford Revolution Project

Source: DI Desktop and EIA Drilling Productivity Report; May 2015

8

EXCEPTIONALLY WELL POSITIONED TO CAPITALIZE ON U.S. ENERGY EXPORTS

Asset base well-positioned to capture the changing supply and demand dynamics for condensates, natural gas, NGLs and LNG

Canada

Europe

NGLs LNG Natural Gas

Energy Transfer Asset Overview

ETP Assets SXL Assets

Development Projects

Asia

South America Marcus Hook

Eagle Point

Europe Nederland

India Lake Charles LNG Mexico Rover Pipeline Asia Dakota Access Pipeline Europe Lone Star Express Pipeline Crude Conversion Pipeline

Asia South America

Revolution Project

South America Caribbean

TRANSFORMATION AND CONTINUED GROWTH

Adjusted Propane Midstream Interstate Crude / Refined Products Retail Marketing Liquids Trans. & Svcs. Intrastate Other

EBITDA by Operating

Segment 9% 4%

3% 24%

($ in millions) 16%

11%

(1),(2) 20%

47%

13% 20% ETP 14% 17%

2009: $1,683

LTM: $5,772

Adjusted

EBITDA by Crude Oil Pipelines Terminals Crude Acquisition & Marketing Products Pipeline

Operating Segment

11%

($ in millions) 20%

18%

39% SXL 12% 40% 28% 32%

2009: $372

LTM: $984

(1)	Pro forma ETP & Regency
(2)	ETP LTM pie chart sums to <100% due to inclusion of announced synergies

SUBSTANTIAL OPPORTUNITIES TO

REALIZE VALUE FROM REGENCY MERGER

Value Creation

Low execution risk

$160 – $225 million annual synergies

Most of the synergies to be harvested over balance of 2015

Corporate Systems Field / Capital G&A Operational Efficiency

Commercial synergies are incremental and likely to be material

ETP – REGENCY MERGER: STRATEGIC HIGHLIGHTS

LEADING POSITIONS IN THE MOST

ATTRACTIVE BASINS IN THE US

WORLD CLASS MIDSTREAM

FOOTPRINT

COMPLEMENTARY ASSETS WITH

SIGNIFICANT GROWTH

OPPORTUNITIES

SIGNIFICANT LONG-

TERM VALUE CREATION

Strong positions in Permian, Eagle Ford, Marcellus and Utica basins

– Active in 9 of the top 10 basins by active rig count (1)

– Top 3 regions by oil production and top 3 regions by gas production (2) Adds diversity and leadership positions in substantially all major basins/plays

Combines strong Permian Basin / Eagle Ford positions to create the premier franchise

Provides additional customer relationships with some of the most active operators in each basin Current combined gathering and processing throughput of approximately 9.4 Bcf/d

Significant organic growth project opportunities

– 2015 pro forma growth capex of ~$5.8 billion

Additional NGL production and volumes to support Lone Star’s(3) leading NGL position in Mont Belvieu Incremental natural gas volumes for ETP’s intrastate natural gas system

Substantial cost savings and efficiencies

In addition, there are anticipated material commercial synergies

Higher long-term distribution growth profile than ETP stand-alone business

The merger takes ETP to the next level

(1)	Source: Baker Hughes (2) Source: EIA
(3)	Prior to the merger, Lone Star was owned 70% by ETP and 30% by Regency

ETP – REGENCY MERGER: KEY TAKEAWAYS

- The merger of ETP and Regency creates benefits for ETE
  - Immediate increase in overall cash flow and long-term cash flow growth
  - Improved pro forma credit profile

*ETE is **stronger and better positioned** for future strategic opportunities*

- ETP becomes the second largest MLP
  - Combined footprint with over 62,300 miles of pipelines and over 60 plants with ~9.4 Bcf/d of gathering and processing throughput
  - Operations in major high-growth oil and gas shales and basins, including Eagle Ford, Permian, Panhandle and Marcellus / Utica

*ETP benefits from further **diversified basin exposure,** major presence **in Marcellus / Utica basins, increased NGL volumes** to Lone Star and **greater gas volumes** in its intrastate system*

- Regency benefits from size and strength of ETP's diversified platform
  - Improved access to capital and lower cost of capital
  - Better potential for growth in a lower commodity price environment

*Regency steps into an **investment grade** balance sheet and an **attractive cost of capital***

13

ETP BENEFITS FROM DIVERSIFICATION OF REGENCY MERGER WHILE MAINTAINING ATTRACTIVE FEE BASED PROFILE

LTM Adjusted EBITDA by Segment

(1)	Pro Forma(2)

Other Natural

Midstream Resources Other Intrastate 4% Intrastate 13% 6% 4%

10% NGL Services 9% Midstream 12% 24% Liquids Liquids 11% 13% Contract Interstate 23% Services 13% Gathering & Processing Retail 56% Retail 13% Interstate 16% Transportation 20% 13% SXL

SXL 17% 21%

Stable Fee Based Cash Flow Profile(3)

Non-fee based Non-fee based Non-fee based Hedged ~10-12% ~10-15% 10% commodity Hedged 3% commodity 15%

Fee based Fee based Fee based 75% ~85-87% ~85-90%

(1) Regency G&P segment included in pro forma ETP midstream segment (2) Pie chart sums to <100% due to inclusion of announced synergies (3) Excludes Retail Marketing

A BALANCE OF ORGANIC DEVELOPMENT AND ACQUISITIONS HAVE DRIVEN AND WILL CONTINUE TO DRIVE STRONG CASH FLOW GROWTH

SXL RGP ETP

Current board approved growth projects of approximately $22 billion

ETE WILL CONTINUE TO BENEFIT FROM STRONG CASH FLOW GROWTH

Distributions received from underlying operating partnerships(1)



($ in millions)
Lake Charles LNG
Class H | SXL
GP + IDRs | RGP
LP | RGP
GP + IDRs | ETP
LP | ETP
2007: $196, $175
2008: $316, $222
2009: $370, $223
2010: $7, $35, $396, $191
2011: $11, $48, $441, $180
2012: $13, $48, $534, $180
2013: $35, $14, $48, $574, $268
2014: $195, $103, $36, $99, $641, $119
1Q 2015 Annualized: $196, $224, $1,124, $96
2015E(2): $196, $261, $1,210, $99

Cash flow contribution to ETE



ETP
RGP
SXL
LC LNG
2014
64%
16%
9%
11%
1Q 2015 Annualized
74%
12%
14%

Cash flow contribution by Rating



AA(3)
BBB
BBB-
BB
2014
64%
11%
16%
9%
1Q 2015 Annualized
74%
12%
14%

(1) ETP distributions in 2007 are for the fiscal year ended 8/31/07; all successive fiscal years end 12/31. Figures exclude ETE SG&A. 2012 and 2013 ETP GP + IDRs include dividends from Holdco. Class H includes ~50% (~90% after SXL / Bakken transfer) of SXL GP and IDR cash flows, excluding the impact of IDR subsidies and subsidy offsets.

(2) ETP 2015E distributions are based on reported 1Q'15 distributions, as adjusted based on an assumed $0.02 per unit per quarter distribution increase, and based on assumed ETP equity issuances during the remainder of 2015. ETP has not provided guidance related to its cash distributions for 2015 and the assumed $0.02 per unit increase per quarter for the remainder of 2015 is based on the pattern of recent ETP distribution increases. SXL has provided public guidance that it anticipates that it will increase its cash distributions 5% per quarter during 2015. The actual amount of cash distributions by each of ETP and SXL will be subject to the actual performance of their respective businesses and other factors as described in their respective SEC filings as well as approval by their respective boards of directors.

(3) Assumes AA rating for unencumbered LC LNG cash flows (current Shell rating)

16

KEY INVESTMENT HIGHLIGHTS

Diversified Revenue

Stream

Corporate structure built around strategic and financial optionality

Unique level of insider Continued ownership ~25%

Strong

Preserve Financial

Flexibility + Cost of Performance Capital

Well Positioned for 2016 and Beyond

Lake Charles is a

“Game Changer”

Post 2020

APPENDIX

PRO FORMA ETE CREDIT PROFILE

No maturities in the next 4 years

Pro Forma weighted average interest rate is ~5.2%

Pro Forma Capital Structure Pro Forma Maturity Profile ($ millions)

($ millions) 03/31/15 Senior Notes Term Loan C

Cash and Cash Equivalents – Term Loan B Revolving Credit Facility

Revolver ($1.5bn) due 12/2/2018 –

Term Loan B due 12/2/2019 1,336 $2,186 Term Loan C due 12/2/2019 850 Sub-Total $2,186

Senior Notes:

7.50% due 10/15/2020 $1,187

5.88% due 1/15/2024 1,150

5.50% due 06/01/2027 1,000 $1,187

Sub-total $3,337 $1,150

$1,000

ETE Total Debt $5,523

Pro Forma Interest Rate Exposure(1)

Floating 40%

Fixed 60%

2015 … 2018 2019 2020 … 2024 … 2027

Total = $5,523 million

(1)	Term Loans subject to 75bps LIBOR floor

NET IDR SUBSIDIES TO ETP FROM ETE

IDR Subsidies

($ millions) 2015 2016 2017 2018 2019

Unadjusted IDR Subsidies ($51) ($72) ($50) ($45) ($35) Susser IDR Subsidy (35) (35) (35) (35) (35) Bakken Adjustment 55 30 – – –

ETP / Regency Merger Adjustment (80) (60) (60) (60) (60)

(1)

Adjusted IDR Subsidies ($111) ($137) ($145) ($140) ($130)

(1)	Includes the IDR subsidy givebacks that ETE will receive through the Class H and Class I distributions

ENERGY TRANSFER PARTNERS, L.P.
NON-GAAP RECONCILIATIONS

Energy Transfer Partners, L.P.
Reconciliation of Non-GAAP Measures

($MM)	Twelve Months Ended December 31, 2009	2010	2011	2012	2013	2014	1Q15
Net income	$ 791	$ 617	$ 697	$ 1,648	$ 768	$ 1,553	$ 308
Interest expense, net of interest capitalized	395	412	474	665	849	860	228
Gain on deconsolidation of Propane Business	-	-	-	(1,057)	-	-	-
Gain on sale of AmeriGas common units	-	-	-	-	(87)	(177)	-
Income tax expense (benefit) from continuing operations	13	16	19	63	97	355	13
Depreciation and amortization	290	317	405	656	1,032	1,130	322
Non-cash compensation expense	24	27	38	42	47	58	16
(Gains) losses on interest rate derivatives	(40)	(5)	77	4	(44)	157	77
Unrealized (gains) losses on commodity risk management activities	(31)	78	11	9	(51)	(23)	66
Impairment Loss	-	53	-	132	689	-	-
Loss on extinguishment of debt	-	-	-	115	-	-	-
Inventory valuation adjustments	-	-	-	75	(3)	473	34
Non-operating environmental remediation	-	-	-	-	168	-	-
Equity in earnings of unconsolidated affiliates	(21)	(12)	(26)	(142)	(172)	(234)	(40)
Adjusted EBITDA related to unconsolidated affiliates	43	35	56	480	629	674	127
Other, net	11	3	30	54	31	3	(2)
Adjusted EBITDA (consolidated)	1,475	1,541	1,781	2,744	3,953	4,829	1,149
Adjusted EBITDA related to unconsolidated affiliates	(43)	(35)	(56)	(480)	(629)	(674)	(127)
Distributions from unconsolidated affiliates	24	32	51	262	464	348	75
Interest expense, net of interest capitalized	(395)	(412)	(474)	(665)	(849)	(860)	(228)
Amortization included in interest expense	(9)	(10)	(10)	(35)	(80)	(61)	(13)
Current income tax (expense) benefit from continuing operations	(1)	(10)	(15)	(1)	(49)	(402)	9
Transaction-related income taxes	-	-	-	-	-	396	-
Maintenance capital expenditures	(103)	(99)	(134)	(313)	(343)	(343)	(62)
Other, net	3	(1)	4	3	4	5	4
Distributable Cash Flow (consolidated)	951	1,006	1,147	1,515	2,471	3,238	807
Distributable Cash Flow attributable to Sunoco Logistics (100%)	-	-	-	(163)	(660)	(750)	(160)
Distributions from Sunoco Logistics to ETP	-	-	-	41	204	285	90
Distributable Cash Flow attributable to Sunoco LP (100%)	-	-	-	-	-	(56)	(33)
Distributions from Sunoco LP to ETP	-	-	-	-	-	18	12
Distributions to ETE in respect of ETP Holdco	-	-	-	(75)	(50)	-	-
Distributions to Regency in respect of Lone Star	-	-	(52)	(63)	(87)	(150)	(35)
Distributable Cash Flow attributable to the partners of ETP	$ 951	$ 1,006	$ 1,095	$ 1,255	$ 1,878	$ 2,585	$ 681

21

ENERGY TRANSFER EQUITY, L.P. NON-GAAP RECONCILIATIONS

($MM) Twelve Months Ended December 31,

2010 2011 2012 2013 2014 1Q15

ETP GP distributions(1) $ 396 $ 441 $ 459 $ 522 $ 525 $ 281

ETP LP distributions 191 180 180 268 119 24

ETP distributions credited to Holdco consideration — — — (68) — -

Class H distributions — — — 105 219 56

RGP GP distributions(1) 7 11 13 14 36 -

RGP LP distributions 35 48 48 48 99 -

Cash dividends from Holdco — — 75 50 — -

Distributable cash flow attributable to SUG — — 82 —— -

Distributable cash flow attributable to Lake Charles LNG — — — — 195 49

SG&A(2) (9) (8) (14) (15) (6) (1)

Management fees — — — (15) (95) (24)

Adjusted EBITDA $ 620 $ 672 $ 843 $ 909 $ 1,092 $ 385

(1)	Includes distributions from both GP and IDR interests, net of relinquishments.

(2) Excludes transaction-related expenses of $13, $21, $38, $19, $7 and $1 in 2010, 2011, 2012, 2013, 2014 and 1Q15, respectively.

LAKE CHARLES LNG

NON-GAAP RECONCILIATIONS

Lake Charles LNG

Year ended Three Months Ended

($MM) 31-Dec-14 31-Mar-15

Revenues $ 216 $ 54 Operating expenses (17) (4) Selling, general and administrative expenses (5) (1) Other, net 1 -Distributable cash flow attributable to Lake Charles LNG $ 195 $ 49

SUNOCO LOGISTICS PARTNERS L.P.
NON-GAAP RECONCILIATIONS

($MM)	Twelve Months Ended December 31, 2009	2010	2011	2012	2013	2014	1Q15
Net Income	$ 250	$ 348	$ 322	$ 531	$ 474	$ 300	$ 37
Interest expense, net	45	73	89	79	77	67	29
Depreciation and amortization expense	48	64	86	139	265	296	82
Impairment charge	-	3	31	9	-	-	-
Provision for income taxes	-	8	25	32	30	25	6
Non-cash compensation expense	5	5	6	8	14	16	4
Unrealized losses / (gains) on commodity risk management activities	-	2	(2)	3	(1)	(17)	15
Proportionate share of unconsolidated affiliates' interest, depreciation and provision for income taxes	24	24	16	21	20	24	6
Adjustments to commodity hedges resulting from "push-down" accounting	-	-	-	(12)	-	-	-
Amortization of excess joint venture interests	-	-	-	-	2	2	1
Non-cash accrued liability adjustment	-	-	-	-	(10)	-	-
Gain on investments in affiliates	-	(128)	-	-	-	-	-
Non-cash inventory write down	-	-	-	-	-	258	41
Adjusted EBITDA	372	399	573	810	871	971	221
Interest expense, net	(45)	(73)	(89)	(79)	(77)	(67)	(29)
Provision for current income taxes	-	(8)	(27)	(34)	(24)	(29)	(8)
Amortization of fair value adjustments on long-term debt	-	-	-	(6)	(23)	(14)	(3)
Distributions versus Adjusted EBITDA of unconsolidated affiliates	(31)	(36)	(17)	(28)	(27)	(35)	(8)
Maintenance capital expenditures	(32)	(37)	(42)	(50)	(53)	(76)	(15)
Distributable Cash Flow attributable to noncontrolling interests	-	(3)	(10)	(11)	(16)	(12)	(1)
Contributions attributable to acquisitions from affiliate	-	-	-	-	9	12	3
Distributable Cash Flow (DCF)	$ 264	$ 242	$ 388	$ 602	$ 660	$ 750	$ 160

24

SUNOCO LP

NON-GAAP RECONCILIATIONS

Sunoco LP Reconciliation of Net Income to Adjusted EBITDA

12 Months Ended 3 Months Ended

December 31 2014 March 31 2015

Net Income 57,786 17,918

Depreciation, amortization and accretion 26,955 17,566

Interest expense, net 14,329 8,197

Income tax expense 2,352 830

EBITDA 101,422 44,511

Non-cash stock based compensation 6,080 195

(Gain) loss on disposal of assets 2,631 (266)

Unrealized loss on commodity derivatives (1,433) 1,174

Inventory fair value adjustment 13,613 (1,955)

Adjusted EBITDA 122,313 43,659

Cash Interest Expense 12,029 7,129

Income tax expense (current) 3,275 133

Maintanence capex 5,196 2,864

MACS acquisition adjustment 8,282 -

Earnings attributable to noncontrolling interest 1,043 3,963

Distributable Cash Flow $92,488 $29,570